Exhibit 3.1

Effective May 4, 2011, the Bylaws of the Valley Financial Corporation are amended by deleting Section 2.2 in its entirety and substituting therefor the following:

SECTION 2.2               Number, Tenure and Qualifications.  The number of directors of the Corporation shall be twelve.  The number of directors may be increased or decreased from time to time by amendment of these Bylaws within the variable range established by the Articles.  At each annual meeting of shareholders, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting and until their successors shall have been elected and qualify.